POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

General

The following information, prepared as at 12 June 2008, should be read in conjunction with the unaudited interim consolidated financial statements of PolyMet Mining Corp. (the “Company” or “PolyMet”) for the period ended 30 April 2008 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, mineral resource and mineral reserve estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permit to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the factors underlying forward-looking statements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and American Stock Exchange listed Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company’s only mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

Asset Acquisitions

On 15 November 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet’s option with Cleveland Cliffs, Inc. (NYSE:CLF) (“Cliffs”) to acquire the Erie Plant, which is located 10 kilometers west of the NorthMet deposit. The plant was operated by Cliffs for many years and was acquired by Cliffs in early 2001 from LTV Steel Mining Company after that company’s bankruptcy when the plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used for the NorthMet ore. The plant assets now owned by PolyMet include crushing and milling capacity, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power. A new hydrometallurgical plant is planned to be installed adjacent to the existing mill on surplus land.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals. The concentrates are planned to be sold prior to completion of construction and commissioning of the new hydrometallurgical metal recovery processing facilities. Once completed, the new hydrometallurgical plant will produce copper metal, nickel-cobalt hydroxide and a precious metals precipitate.

On 20 December 2006 the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction also included 120 railcars, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property under both transactions.

Feasibility Study, Mineral Resources and Mineral Reserves

With publication of the Definitive Feasibility Study (“DFS”) in September 2006, summarized in a Technical Report under National Instrument 43-101 (“NI 43-101”), PolyMet established SEC-standard mineral reserves. Proven and probable mineral reserves were estimated at 181.7 million short tons grading 0.31% copper, 0.09% nickel, and 0.01 ounces per ton ("opt") of precious metals. In September 2007, PolyMet reported an expansion in these proven and probable mineral reserves to 274.7 million short tons grading 0.28% copper, 0.08% nickel, and 0.01 opt of precious metals (palladium, platinum and gold).

These reserves, which represent only 43% of the measured and indicated mineral resources, are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

The reserves lie within measured and indicated mineral resources that were expanded to 638.2 million tons grading 0.27% copper, 0.08% nickel and 0.01 opt of precious metals (palladium, platinum and gold). In addition, inferred mineral resources total 251.6 million tons grading 0.28% copper, 0.08% nickel, and 0.01 opt of precious metals.

PolyMet has already transitioned into the detailed engineering and procurement phase in preparation for the start of construction. This includes detailed planning for the construction phase, commencement of detailed design work, and scheduling long lead-time equipment.

Environment and Schedule

In January 2007, the Company submitted a Detailed Project Description (“DPD”) to state and federal regulators. The DPD lays out the Company’s development plans and proposed environmental safeguards. Since then, the Company has submitted a supplemental DPD as well as more than 100 supporting research studies. Independent environmental contractors retained by the Minnesota Department of Natural Resources (“MDNR”) are preparing the Environmental Impact Statement (“EIS”) for the Project.

The draft EIS will be an assessment of potential environmental, social and economic effects of the proposed project, comprising 19 chapters and major subchapters. The EIS contractor delivered 14 of these chapters and subchapters for review on schedule on June 3, 2008. The lead agencies expect to have received and completed their review of all 19 chapters and subchapters by mid-July. Some of the governmental organizations involved have asked for additional time to complete their review before the draft EIS is published for public comment. In combination, these changes and additions to the review and editorial process mean that the draft EIS is now scheduled to be completed by mid-August with formal publication in the Federal Register and State EQB Monitor expected to follow a couple of weeks later.

Once the draft EIS is published, non-government organizations, government agencies and the public will have an opportunity to comment. The final EIS will incorporate analysis and appropriate responses to comments, a process that can take several months. The issuance of a final EIS would allow the MDNR to issue environmental and operating permits. Prior to receipt of these permits, the Company intends to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon availability of construction finance.

Construction of NorthMet is expected to be made up of four major components:

1.	Implementation of environmental safeguards;
2.	Construction of the mine and reactivation of some existing mine infrastructure;
3.	Refurbishment of the existing Erie Plant facilities and construction of new flotation facilities, and
4.	Construction of a new hydrometallurgical plant.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

Key Developments

On 5 February 2008, PolyMet announced that it has re-allocated responsibilities amongst its senior management team and was relocating its headquarters to Hoyt Lakes, Minnesota. William Murray, formerly President and CEO, was appointed Executive Chairman, and Joe Scipioni assumed Mr. Murray's former role as President and CEO. Ian Forrest, the former Chairman, continues to serve as an independent director and as Chairman of the Audit Committee.

On 19 February 2008, PolyMet announced that Frank Sims and Joe Scipioni had joined its board of directors.

DFS Update

On May 20, 2008 PolyMet reported revised plans and cost estimates for construction and operating costs. The revised plans include:

  the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period (under twelve months) and reduced capital costs prior to first revenues ($312 million versus $380 million);
  higher metal prices more than offset higher capital and operating costs, which include substantial additional environmental protection measures, and mine plans (based on copper at $1.25 per pound) reflect the increase in reserves and decrease in stripping ratio reported on September 26, 2007, the use of 240-ton trucks, and owner versus contract mine operations.

Capital Costs

On a like-for-like basis, the total capital cost has increased by 36% to $516.8 million. The increase reflects both cost inflation and design scope changes since the DFS, including facilities needed to ship concentrate during the construction and commissioning of the new hydrometallurgical plant.

In addition to this $516.8 million, the Company is anticipating $85.1 million of expenditures on measures to protect the environment, over and above the measures contemplated in the DFS. The $76.6 million for mining equipment that was assumed to be provided by a mining contract in the DFS has been incorporated as an operating lease in updated operating costs.

The decision to sell concentrate during the construction and commissioning of new metallurgical facilities shortens the initial construction period, makes the project less sensitive to the delivery schedule for long lead time equipment such as autoclave vessels, and means that PolyMet can commence operations of the mine, the existing crushing and milling plant, the existing tailings disposal facilities, and the new flotation circuit, before starting the new hydrometallurgical plant.

As a result of the staged approach, the total capital required prior to initial production and sales declines to $312.3 million, which includes $64.7 million of additional environmental safeguards for this level of activity.

The economic mine model also includes a total working capital requirement of approximately $40 million.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

Base Case Assumptions

Economic modeling assumes prices of $2.90/lb for copper, $12.20/lb for nickel and $320, $1,230, and $635 per ounce respectively for palladium, platinum and gold. These prices are the three-year trailing average price at the end of April, 2008.

Operating Costs

During the first five years of full-scale production, cash costs of production (excluding amortization of capital) on a co-product basis (allocating costs to each metal according to its contribution to revenue) are projected at $1.05/lb for copper, $4.57/lb for nickel, and $158, $632, and $316 per ounce respectively for palladium, platinum, and gold.

Alternatively, using the by-product method whereby revenues from other metals are offset against costs of a primary metal, the five-year average cash cost of copper would be minus $0.25/lb.

After state and federal taxes, the Base Case rate of return is 30.6% and the present value of the future cash flow discounted at 7.5% per annum is $649.4 million. During the first five years of full-scale operation, annual EBITDA ("Earnings Before Interest, Taxation, Depreciation, and Amortization", or operating cash flow) is projected to average $217.3 million.

A 20% change in the copper or nickel price would increase or decrease average annual EBITDA during the first five years of full-scale operation by $18.6 million and $13.3 million respectively and a 10% change in all of the precious metal prices (palladium, platinum, and gold) would increase or decrease the five-year average annual EBITDA by $3.7 million.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

Key Data and Economic Analysis

Results of Operations

For the three months ended 30 April 2008 (the “2009 first quarter”) compared to the three months ended 30 April 2007 (the “2008 first quarter”)

a) Loss for the Period:

During the three months ended 30 April 2008, the Company incurred a loss of $974,000 ($0.01 loss per share) compared to a loss of $897,000 ($0.01 loss per share) in the fiscal 2008 first quarter. The increase in the net loss for the period was primarily attributable to:

  An other than temporary impairment loss of $179,000 on an investment made by the Company in the prior year, and

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds
  Foreign exchange translation losses of $36,000 (prior period – gain of $324,000) as the Canadian / United States exchange rate remained relatively constant in the current period while the Canadian dollar strengthened in the prior year period.

These items were partially offset by a decrease in stock-based compensation in the current quarter to $162,000 (prior period - $391,000).

b) Cash Flows:

Cash used in operating activities in the three months ended 30 April 2008 was $1,441,000 compared to cash provided in the three months ended 30 April 2007 of $16,000. The variance in cash related to operating activities is primarily due to changes in non-cash working capital balances.

Cash used in financing activities for the three months ended 30 April 2008 was $492,000 compared with cash provided of $39,902,000 in the three months ended 30 April 2007. The 2009 first quarter activity was primarily due to the scheduled repayment of $500,000 of debt (prior year period - $500,000). The prior year period activity included the issuance of common shares, primarily through a private placement, for cash of $40,579,000.

Cash used in investing activities for the three months ended 30 April 2008 was $6.129 million compared with $4.260 million in the three months ended 30 April 2007, with the increase being primarily the result of higher engineering, project and environmental / permitting costs in the current year period. The prior year period also contained $500,000 of restricted cash relating to a deposit on a power agreement.

Total cash for the three months ended 30 April 2008 decreased by $8.062 million for a balance of $12.022 million compared to the three months ended 30 April 2007 where cash increased $35.658 million to a balance of $44.555 million.

c) Capital Expenditures:

During the three months ended 30 April 2008 the Company capitalized $5.712 million (2007 - $4.636 million) of costs primarily directly related to site activity, the draft EIS and permitting as well as engineering and project planning costs.

Summary of Quarterly Results
(All figures in Thousands of U.S. dollars except Loss per share)

Three Months Ended	Apr. 30 2008 $	Jan. 31 2008 $	Oct. 31 2007 $	July 31 2007 $	Apr. 30 2007 $	Jan. 31 2007 $	Oct. 31 2006 $	July 31 2006 $
Total Revenues	-	-	-	-	-	-	-	-
Pre-feasibility costs	-	-	-	-	-	-	(1,708)	(3,441)
General and Administrative	(915)	(1,111)	(985)	(1,008)	(1,295)	(1,120)	(2,451)	(1,098)
Other Income (Expenses)	(59)	(798)	611	498	398	(466)	295	(26)
Net Loss	(974)	(1,909)	(374)	(510)	(897)	(1,586)	(3,864)	(4,565)
Loss per share	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.03)	(0.04)

Significant items to report for the quarterly results are as follows:

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

The quarter ended 30 April 2008 had an investment loss of $179,000 and the quarter ended 31 January 2008 had an investment loss of $1,050,000. There were no investment losses in the other quarters.

Pre-feasibility costs of $1,708,000 and $3,441,000 were expensed in the quarters ended 31 October 2006 and 31 July 2006, respectively. After 30 September 2006, all such costs were capitalized.

The net loss included stock based compensation expense for the quarters ended:

1.	30 April 2008 - $162,000
2.	31 January 2008 - $39,000
3.	31 October 2007 - $80,000
4.	31 July 2007 - $125,000
5.	30 April 2007 - $391,000
6.	31 January 2007 - $61,000
7.	31 October 2006 - $524,000
8.	31 July 2006 - $349,000

Financing Activities

During the three months ended 30 April 2008 the Company issued 20,300 shares (prior year period – nil) upon exercise of options for proceeds of $13,000.

During the three months ended 30 April 2007 the Company issued 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees of US$1.43 million, and 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above.

Liquidity and Capital Resources

As at 30 April 2008 the Company had working capital of $10.263 million compared with $16.558 million at 31 January 2008 consisting primarily of cash of $12.022 million (31 January 2008 - $20.084 million), prepaids of $608,000 (31 January 2008 - $793,000), investments of $1.244 million (31 January 2008 - $1.445 million), accounts payable and accrued liabilities of $2.299 million (31 January 2008 - $4.266 million), the current portion of the notes to Cliffs of $1.156 million (31 January 2008 - $1.401 million) and the current portion of asset retirement obligations of $338,000 (31 January 2008 - $265,000). The Company expects to pay the remaining balance of $10.700 million (31 January 2008 - $10.834 million) long term notes to Cliffs from working capital, additional financing and funds from operations once commercial production has commenced. The Company’s cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

As at 30 April 2008 the Company, in addition to its obligation to Cliffs as described herein, has obligations to issue shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 3 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to disinterested shareholder and regulatory approval, which will be sought in 2008. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 through 3 are valued using the Company’s closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders. The Company also has outstanding firm commitments of $500,000.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

The Company is funded to meet its current obligations through to permitting and to service and repay its debt to Cliffs due in the next year.

Should the Company wish to continue to further advance the NorthMet Project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash from proceeds of project debt, other debt and equity financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case it may be unable to continue to advance the NorthMet Project. Should PolyMet be unable to realize on its assets and discharge its liabilities in the normal course of business, the realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

(All figures in thousands of U.S. dollars)	Three months	Three
	ended	months
	30 April 2008	ended
		30 April 2007
Consulting fees paid to David Dreisinger, a Director of the	16	14
Company
Consulting fees paid to James Swearingen, a Director of	-	15
the Company
Rent and charges paid to a company of which the	5	12
Executive Chairman is a director
	21	41

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

The consulting fees paid to Dr. Dreisinger were primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax.

The consulting fees paid to Mr. Swearingen were primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2007 were based on a monthly fee of $5,000.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

Subsequent Events

None.

Changes in Accounting Policies Including Initial Adoption

The Company has adopted the following CICA standards effective for the Company commencing February 1, 2008:

a)

Section 3031 – Inventories. This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

b)

Sections 3862 & 3863 – Financial Instruments – Disclosures and Presentation. These new standards replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements and carrying forward unchanged the presentation requirements. Section 3862 requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:
	(i)	Designating financial assets and liabilities as held for trading;
	(ii)	Designating financial assets as available for sale, and
	(iii)	Designating when impairment is recorded against the related financial asset or when an allowance account is used.

c)

Section 1535 – Capital Disclosures. Section 1535 requires entities to provide disclosure with respect to its objectives when managing capital, externally imposed capital requirements, how it manages capital and its investment policy.

d)	The adoption of Sections 1535, 3031, 3862 and 3863 did not have any impact on the opening equity and deficit of the Company.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:

Unlimited common shares without par value.

Issued and outstanding:

As at 12 June 2008, 137,241,375 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at 12 June 2008:

Type of Security	Number	Exercise Price (US$)	Expiry Date
Common share warrants	8,020,000	4.00	13 October 2008
Stock options	225,000	0.39	09 March 2009
Stock options	150,000	0.74	28 April 2009
Stock options	825,000	0.65	05 July 2009
Stock options	50,000	0.78	18 October 2009
Stock options	235,000	0.64	30 March 2010
Stock options	350,000	0.84	1 May 2010
Stock options	40,000	0.93	15 June 2010
Stock options	1,690,000	1.34	19 September 2010
Stock options	200,000	1.18	24 October 2010
Common share warrants	1,100,000	4.00	30 October 2010
Stock options	212,500	1.14	5 December 2010
Stock options	3,100,000	2.72	20 March 2011
Stock options	325,000	2.93	19 June 2011
Stock options	325,000	3.77	1 September 2011
Stock options	75,000	3.46	22 September 2011
Stock options	575,000	3.26	5 January 2012
Stock options	1,250,000	2.99	12 February 2012
Stock options	400,000	2.88	8 March 2012
Stock options	250,000	2.92	12 March 2012
Stock options	50,000	2.89	23 March 2012
Stock options	360,000	3.00	4 September 2012
Stock options	205,000	3.05	12 December 2012
Stock options	70,000	3.03	11 January 2013
Stock options	100,000	2.87	31 January 2013
Stock options	500,000	2.72	15 February 2013
Stock options	100,000	3.92	2 June 2013

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. The Stock Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 4,940,000 common shares are reserved for issuance as awards other than options.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and other information filed with the Canadian and United States securities regulators before investing in the Company’s common shares. The risks described below are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business. If any of the following risks occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Risks Relating to Our Business

Our metals exploration and development efforts are highly speculative in nature and may be unsuccessful.

As a development stage company, our work is speculative and involves unique and greater risks than are generally associated with other businesses.

The development of mineral deposits involves uncertainties, which careful evaluation, experience, and knowledge cannot eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. It is impossible to ensure that the current development program we have planned will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

We are subject to all of the risks inherent in the mining industry, including, without limitation, the following:

  Success in discovering and developing commercially viable quantities of minerals is the result of a number of factors, including the quality of management, the interpretation of geological data, the level of geological and technical expertise and the quality of land available for exploration;

  Exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, and most exploration projects do not result in the discovery of commercially mineable deposits of ore;

  Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air and water quality standards, pollution and other environmental protection controls, all of which are subject to change and are becoming more stringent and costly to comply with;

  A large number of factors beyond our control, including fluctuations in metal prices and production costs, inflation, the proximity and liquidity of precious metals and energy fuels markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection, and other economic conditions, will affect the economic feasibility of mining;

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds
  Substantial expenditures are required to construct mining and processing facilities;
  Title to mining properties may be subject to other claims, and
  In the development stage of a mining operation, our mining activities could be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God. Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage which we obtain or may not be insured due to economic considerations.

We have had no production history and we do not know if we will generate revenues in the future.

While we were incorporated in 1981, we have no history of producing minerals. We have not developed or operated any mines, and we have no operating history upon which an evaluation of our future success or failure can be made. We currently have no mining operations of any kind. Our ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including our ability to either attract a partner to operate, or to successfully build and operate mines, processing plants and related infrastructure ourselves.

We are subject to all the risks associated with establishing new mining. We may not successfully establish mining operations or profitably produce metals at any of our properties. As such, we do not know if we will ever generate revenues.

We have a history of losses which we expect to continue into the future.

As a development stage company with no holdings in any producing mines, we continue to incur losses and expect to incur losses in the future. As of 30 April 2008, we had an accumulated deficit of $57,263,000. We may not be able to achieve or sustain profitability in the future. If we do not begin to generate revenues or find alternate sources of capital, we may either have to suspend or cease operations.

We may not be able to raise the funds necessary to develop our mineral properties.

We will need to seek additional financing to complete our development and construction of the NorthMet Project. Sources of such external financing include future equity offerings, advance payments by potential customers to secure long-term supply concentrate or metal supply contracts, grants and low-cost debt from certain state financial institutions, and commercial debt secured by the NorthMet Project. The failure to obtain such additional financing could have a material adverse effect on our results of operations and financial condition. We may not be able to secure the financing necessary to sustain exploration and development activities in the future. If we cannot raise the money necessary to continue to explore and develop our property, we will have to suspend or cease operations.

Our actual mineral reserves and mineral resources may not conform to our established estimates.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

The figures for mineral reserves and mineral resources stated in this MD&A are estimates and no assurances can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render reserves and mineral resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for the orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

There is no assurance that any of our mineral resources, other than those already classified as mineral reserves, will ever be classified as mineral reserves under the disclosure standards of the SEC.

This MD&A discusses our mineral resources in accordance with Canadian National Instrument 43-101. Resources are classified as “measured resources”, “indicated resources” and “inferred resources” under NI 43-101. However, U.S. investors are cautioned that the SEC does not recognize these resource classifications. There is no assurance that any of our mineral resources will be converted into mineral reserves under the disclosure standards of the United States Securities and Exchange Commission.

Our future activities could be subject to environmental laws and regulations which may have a materially adverse effect on our future operations.

We, like other development stage companies doing business in the United States and Canada, are subject to a variety of federal, provincial, state and local statutes, rules and regulations designed to, among other things:

  protect the environment, including the quality of the air and water in the vicinity of exploration, development, and mining operations;

  remediate the environmental impacts of those exploration, development, and mining operations;

  protect and preserve wetlands and endangered species, and

  mitigate negative impacts on certain archeological and cultural sites.

We are required to obtain various governmental permits to conduct exploration, development, construction and mining activities at our properties. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous U.S. or Canadian federal, provincial, state, and local agencies. The duration and success of each permitting effort is contingent upon many variables not within our control. In the context of obtaining permits or approvals, we must comply with known standards, existing laws, and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits or the adoption of more stringent permitting requirements could have a material adverse effect on our business, operations, and properties and we may be unable to proceed with our exploration and development programs.

Federal legislation and implementing regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on U.S. exploration, development and mining operations. Due to the uncertainties inherent in the permitting process, we cannot be certain that we will be able to obtain required approvals for proposed activities at any of our properties in a timely manner, or that our proposed activities will be allowed at all.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

The process of obtaining federal and local regulatory approvals is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material adverse effect on exploring, developing or mining our properties. Moreover, compliance with statutory environmental quality requirements described above may require significant capital outlays, significantly affect our earning power, or cause material changes in our intended activities. Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect our proposed activities.

Because the price of metals fluctuate, if the prices of metals in our ore body decrease below a specified level, it may no longer be profitable to develop our NorthMet Project.

Prices of metals are determined by some of the following factors:

  expectations for inflation;

  the strength of the United States dollar;

  global and regional supply and demand, and

  political and economic conditions and production costs in major metals producing regions of the world.

The aggregate effect of these factors on metals prices is impossible for us to predict. In addition, the prices of metals are sometimes subject to rapid short-term and/or prolonged changes because of speculative activities. The current demand for and supply of various metals affect the prices of copper, nickel, cobalt, platinum, palladium and gold, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of these metals primarily consists of new production from mining. If the prices of copper, nickel, cobalt, platinum, palladium and gold are, for a substantial period, below our foreseeable costs of production, we could cease operations.

We may not have adequate, if any, insurance coverage for some business risks that could lead to economically harmful consequences to us.

Our businesses are generally subject to a number of risks and hazards, including:

  industrial accidents;

  railroad accidents;

  labor disputes;

  environmental hazards;

  electricity stoppages;

  equipment failure, and

  severe weather and other natural phenomena.

These occurrences could result in damage to, or destruction of, mineral properties, production facilities, transportation facilities, or equipment. They could also result in personal injury or death, environmental damage, waste of resources or intermediate products, delays or interruption in mining, production or transportation activities, monetary losses and possible legal liability. The insurance we maintain against risks that are typical in our business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain hazards or interruption of certain business activities) may not be available at a reasonable cost or at all. As a result, accidents or other negative developments involving our mining, production or transportation facilities could have a material adverse effect on our operations.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

The mining industry is an intensely competitive industry.

We face intense competition from other mining and producing companies. In recent years, the mining industry has experienced significant consolidation among some of our competitors, as a result these companies may be more diversified than us. We cannot assure you that the result of current or further consolidation in the industry will not adversely affect us.

In addition, because mines have limited lives we must periodically seek to replace and expand our reserves by acquiring new properties. Significant competition exists to acquire properties producing or capable of producing copper, nickel and other metals.

We are dependent on our key personnel.

Our success depends on key members of management. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. Our ability to manage exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we cannot be certain that we will be able to attract and retain such personnel.

We may experience delays, higher than expected costs, difficulties in obtaining environmental permits and other obstacles when implementing our capital expenditure projects.

We are investing heavily in various facets of our NorthMet Project. Our project is subject to a number of risks that may make it less successful than anticipated, including:

  we may encounter delays or higher than expected costs in obtaining the necessary equipment or services to build and operate our project, and adverse mining conditions may delay and hamper our ability to produce the expected quantities of minerals.

If we are unable to successfully manage these risks, our growth prospects and profitability may suffer.

Risks Related to the Ownership of our Stock

We may experience volatility in our stock price.

Our common shares are listed for trading on the Toronto Stock Exchange and on the American Stock Exchange. Our shareholders may be unable to sell significant quantities of the common shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of our common shares may be affected significantly by factors such as changes in our operating results, the availability of funds, fluctuations in the price of metals, the interest of investors, traders and others in development stage public companies such as us and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization development companies similar to us, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values, or the future prospects of such companies. There can be no assurance that future fluctuations in the price of our shares will not occur.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

A large number of shares will be eligible for future sale and may depress our stock price.

Our shares that are eligible for future sale may have an adverse effect on the price of our stock. As of 30 April 2008 there were 137,011,375 of our common shares outstanding. The average trading volume for the three months prior to 30 April 2008 was approximately 92,000 shares per day on the Toronto Stock Exchange and 233,000 shares per day on the American Stock Exchange. Sales of substantial amounts of our common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares at prices that may be below the then current market price of our common shares, could adversely affect the market price of our common shares and could impair our ability to raise capital through the sale of our equity securities.

Your ownership interest, voting power and the market price of our common stock may decrease because we have issued, and may continue to issue, a substantial number of securities convertible or exercisable into our common stock.

We have issued common shares and options, and warrants to purchase our common shares to satisfy our obligations and fund our operations. In the future, because we currently do not have a source of revenue, we will likely issue additional common shares, options, warrants, preferred stock or other securities exercisable for or convertible into our common shares to raise money for our continued operations or as non-cash incentives to our own and our subsidiaries' directors, officers, insiders, and key employees. If additional sales of equity occur, your ownership interest and voting power in us will be diluted and the market price of our common shares may decrease.

Under our 2007 Omnibus Share Compensation Plan (the “Plan”) which was adopted on 25 May 2007, approved by our shareholders on 27 June 2007, options may be granted equal in number the greater of (i) 10% of the Company’s issued and outstanding common shares and (ii)18,592,888 common shares, representing 13.62% of the company’s outstanding common shares at the time of the approval of the Plan, of which 5,940,000 common shares are reserved for issuance as awards other than options. As of 30 April 2008 we could issue options to purchase up to 13,655,887 shares. Under our bonus share incentive plan (the “Bonus Plan”) for our directors and key employees approved by the disinterested shareholders at the Company’s shareholders’ meeting held on 28 May 2004 we may issue an additional 4,940,000 shares upon achieving certain milestones.

Upon any issuances or exercise of options issued, the ownership interests and voting power of existing shareholders may be further diluted.

We have a Shareholders Rights Plan Agreement and certain employment and management contracts that contain provisions designed to discourage a change of control.

An updated Shareholders Rights Plan between us and shareholders effective as of 27 June 2007 and certain employment and management agreements contain provisions that could discourage an acquisition or change of control without our board of directors’ approval. Under the Shareholders Rights Plan, if a shareholder individually or in concert with other shareholders acquires 20% or more of our common shares outstanding without complying with the Shareholder Rights Plan or without the approval of our Board of Directors, all holders of record will have a right to one common share for each share owned. Each right entitles the holder to a certain number of shares, as calculated under the Rights Plan. We have also entered into agreements with certain key employees and officers that contain severance provisions in the event of a take-over bid. The Rights Plan and the preceding agreements may make it more difficult for a third party to acquire control of us, even if such a change of control is more beneficial to shareholders.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

Because we believe that we will be classified as a passive foreign investment company (a PFIC), U.S. holders of our common stock may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC.

Because we believe that we will be classified as a passive foreign investment company (a PFIC), U.S. holders of our common stock may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC, such as ordinary income treatment plus a charge in lieu of interest upon a sale or disposition of shares of our common stock even if the shares were held as a capital asset. See “Certain United States Federal Income Tax Consequences” in our Form 20-F / Annual Information Form on file with the SEC and Canadian securities authorities.

Conflicts of Interest

Certain directors, officers or promoters of the Company are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Absence of Dividends

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the AMEX and the TSX. The Company expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these new regulations, including Sarbanes-Oxley Section 404 and Canadian Multilateral Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company’s ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company’s stock price to decrease.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2008
US Funds

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the three months ended 30 April 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com , www.sec.gov, and at the Company’s website www.polymetmining.com.